82-34682

Bionomics Limited

Wednesday 5 April 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

06012528

SEC MAIL PROCESSING SECTION
RECEIVED
APR 13 2006
WASH, D.C. 203

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

Stephen Birrell
CFO & Company Secretary

dlw 4/17

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
5 April 2006

BIONOMICS RECEIVES $3.7 MILLION GRANT FOR CANCER DRUG PROGRAM

Australian drug development company Bionomics Limited (ASX:BNO) today announced it has received a $3.7 million Australian government *Commercial Ready* grant to take its anti-cancer drug into human clinical trials.

The $3.7million *Commercial Ready* grant, announced today by Federal Industry Minister Ian Macfarlane and Bionomics, will assist Bionomics in progressing its cancer drug program into Phase II clinical trials. Bionomics expects to commence human trials of its anti-cancer drug in 2007.

"The Bionomics project, which targets the blood supply of solid tumours, has the potential to become a significant new weapon in the fight against cancer. This company has a strong track record in the successful commercialisation of AusIndustry assisted projects and I hope this project continues that success." commented Minister Macfarlane.

Bionomics has successfully commercialised three projects that had previously received grant support from AusIndustry. These include two epilepsy diagnostic tests that have been licensed to Laboratory Corporation of America and a series of novel drug targets for cancer that have been licensed to Danish company Genmab A/S.

Bionomics is working on a novel type of drug called a Vascular Disruption Agent (VDA) that acts to rapidly shut down the blood supply within a tumour. It thereby "starves" the tumour of the oxygen and nutrients it needs to survive. VDA's have significant clinical potential, as they may be able to be applied across a very wide variety of cancer types, including colon, lung and breast cancers. The market potential for VDAs has been estimated at more than US$5 billion annually.

"We are very pleased to receive this major grant from AusIndustry, as we feel it represents endorsement of our corporate strategy and the development prospects of our cancer program," commented Bionomics' CEO Dr Deborah Rathjen. "A year ago we announced that we would extend our genomics capabilities to the development of new drugs, utilising our integrated biology platforms in that process. This funding is an important contribution towards our cancer program. The company is currently waiting on final results of laboratory studies prior to nominating the candidate for scale-up manufacture and formal toxicology.

The progress we have made over this period can be attributed to Bionomics' aggressive growth strategy which led to the acquisition by Bionomics of Iliad Chemicals Pty Ltd and Neurofit SAS in 2005. These acquisitions have provided Bionomics with a powerful drug discovery engine which has led to the rapid advancement of its pipeline."

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, US OTC:BMICY) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, the Vascular Disruption Agent (VDA) program for cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow to tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

82-34682

Bionomics Limited

Wednesday 5 April 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
APR 13 2006
WASH. D.C.
203

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

Bionomics Limited

corporatefile.com.au

Bionomics Limited
31 Dalgleish Street
Thebarton, South Australia 5031

Date of lodgement: 05-Apr-2006

Title: Open Briefing®. Bionomics. MD on Cancer Program

Record of interview:

corporatefile.com.au
Bionomics Limited (ASX:BNO) today announced the award of a Commercial Ready grant for $3.7 million which will provide additional funding for Bionomics' cancer program. The compounds under evaluation in the program have been created using your proprietary MultiCore® chemistry platform and have the potential to be used as a treatment for advanced cancers. How far will this additional funding take you in the in the program and what are the key advantages of Bionomics' approach to the treatment of cancer?

MD Dr Deborah Rathjen
The Commercial Ready Grant will provide additional financial support for a broad range of activities including the progression of our lead cancer drug through clinical evaluation and underpins those activities that we believe are on the critical path towards securing a substantial licensing deal for this cancer program. With this objective in mind, the funding will also support the further expansion of Bionomics' intellectual property which is directed at ensuring we retain a competitive position and that back-up or fast-follower compounds to our nominated drug candidate are in place.

We have set out very stringent selection criteria for this program which our drug leads must satisfy.

Importantly, they must be more potent than any other Vascular Disrupting Agent (VDA) currently under development, with an increased level of selectivity for cancer blood vessels. Flowing from these attributes, lead drugs identified by Bionomics are likely to be very effective in shutting down the

blood supply of solid tumours relative to other competing compounds currently in development.

Our selection criteria also require the compound to demonstrate activity which could have tangible benefits for patients in terms of enhanced activity when used in combination with conventional chemotherapies.

In short, Bionomics' approach has the potential to yield a breakthrough approach to cancer treatment.

corporatefile.com.au
Where does the progress you have outlined and the proposed clinical development program fit within the three-year corporate plan you disclosed in February 2005?

MD Dr Deborah Rathjen
In February 2005 we devised a strategy to aggressively grow shareholder value. Our three-year plan targets two clinical trial programs and five pre-clinical development programs within Bionomics' pipeline by 2008.

The planned cancer program, including prospective clinical trials, advances our corporate strategy significantly. It also highlights the very substantial benefits we are beginning to reap from our M&A activity last year.

corporatefile.com.au
How are you deriving value from previous M&A activity?

MD Dr Deborah Rathjen
In 2005 we executed our M&A strategy through the acquisition of Melbourne-based Iliad Chemicals, and European company, Neurofit, which specialises in pre-clinical development of CNS compounds. By bringing together Bionomics, Neurofit and Iliad, we have formed an integrated drug discovery and development capability with very strong synergies.

Our Vascular Disrupting Agent (VDA) program has emerged from the synergies derived by Iliad's chemistry platform MultiCore® and Bionomics' biology platform Angene®. MultiCore® is a very useful set of chemistry tools that can be used to create potentially breakthrough therapeutic compounds. With the understanding of the cancer biology inherent in our Angene® platform, coupled with the MultiCore® chemistry process, we've been able to identify novel vascular disrupting agents with improved potency and greater selectivity for cancer blood vessels which represent a potential breakthrough treatment for cancer.

The award of the Commercial Ready grant, together with our recent progress on the scientific front, is a very tangible benefit of our acquisition of Iliad Chemicals.

corporatefile.com.au
What is the commercial potential for Bionomics' approach to cancer treatment through vascular disruption? What market would a vascular disrupting drug be targeting and what treatments are currently competitive within that market?

MD Dr Deborah Rathjen
As yet, there are no VDA products that are commercially approved by the regulators and sold. The closest product to a VDA product is an anti-angiogenic product which targets newly formed cancer blood vessels. VDAs target established blood vessels *within* the tumour, whilst an anti-angiogenic will target the newly developing blood vessels which tend to be on the *outer rim* of the tumour. There's a lot of interest in anti-angiogenic therapies because of the approval a couple of years ago of Avastin, a blockbuster drug used in the treatment of advanced colon cancer in combination with chemotherapy. Its revenues are around US$1 billion per annum.

Potentially VDAs could have a more powerful impact on the disease than anti-angiogenic therapies. The market potential for drugs of this class has been estimated by industry sources at approximately US$5 billion per annum.

corporatefile.com.au
What industry sources?

MD Dr Deborah Rathjen
The key supporting evidence for the market potential for VDAs comes from a publication by the research group ASInsights published in 2003 entitled "Vascular Targeting Agents, Current Status and Strategic Opportunities".

corporatefile.com.au
What pathway to commercialisation do you envisage for Bionomics' cancer treatment?

MD Dr Deborah Rathjen
Bionomics will take its vascular disrupting drug through to completion of an early stage phase II clinical trial, at which point a licensing deal will be considered.

corporatefile.com.au
What will be the objective of your first clinical trial in this program and when do you expect it to commence? Which cancers will Bionomics be targeting in its proposed clinical trial program?

MD Dr Deborah Rathjen
We're aiming to commence our first clinical trial in 2007. Our primary objective will be to assess the safety of our compound in cancer patients by looking for early indicators of efficacy evidenced through measuring tumour blood flow within the solid tumours of these cancer patients.

Because our approach is to attack and shut down the blood vessels that are within the core of a solid tumour, the Bionomics drug leads could be applied to numerous tumour types. Our objective will be to evaluate activity against selected types of solid tumours, where the clinical need is very strong and where there is a good market opportunity to try and tease out which might be the best cancer indication to target first. With these factors in mind we will be examining efficacy in patients with solid tumours such as breast cancer, lung cancer, liver cancer and colon cancer.

corporatefile.com.au
What funding requirements do you foresee for your other programs, namely CNS and Multiple-Sclerosis?

MD Dr Deborah Rathjen
The Board will continue to look at the company's funding requirements as each program progresses. For instance, we have a very exciting multiple-sclerosis program that is making very rapid progress and is another example of the synergies that have come out of the Iliad acquisition.

corporatefile.com.au
Thank you Deborah.

For previous Open Briefings with Bionomics Limited, or to receive future Open Briefings by e-mail, please visit www.corporatefile.com.au.

For more information about Bionomics Limited, please visit www.bionomics.com.au or call Deborah Rathjen on (08) 8354 6101.